UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.6)*

Alkermes Public Limited Company
(Name of Issuer)

Ordinary shares, $0.01 par value
(Title of Class of Securities)

G01767105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105	Page 2 of 6 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,040,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,040,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,040,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.55%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G01767105	Page 3 of 6 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,040,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,040,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,040,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.55%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G01767105	Page 4 of 6 Pages
SCHEDULE 13D
This Amendment No. 6 to Schedule 13D (“Amendment No.6”) relates to ordinary shares, par value $0.01 per share (“Common Stock” and, such shares, the “Shares”), issued by Alkermes Public Limited Company, a company incorporated under the laws of Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 27, 2021, Amendment No. 2 to Schedule 13D filed on September 10, 2021, Amendment No. 3 to Schedule 13D filed on November 19, 2021, Amendment No. 4 to Schedule 13D filed on January 10, 2022, and Amendment No. 5 to Schedule 13D filed on July 6, 2022 (the Initial Schedule 13D, as so amended, the “Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended to include the following:
The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 14,040,000 Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons as reported herein is approximately $280,852,470. The source of funding for such transactions was derived from the respective capital of the Sarissa Funds.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
The Reporting Persons continue to believe that the Issuer is significantly undervalued, and that the Reporting Persons can help unlock shareholder value with their representatives on the Board. The Reporting Persons also believe that while CEO Richard Pops remains an impediment to the creation of shareholder value at the Issuer, certain members of the Board will seek to do the right thing for shareholders even in the face of resistance from Mr. Pops. The Reporting Persons, at the request of an account holder, intend to enhance the buying power in one of its concentrated accounts by temporarily converting the Shares held in that account into Physically Settled Swaps (as defined below) which they can request to be settled immediately. The Reporting Persons and/or the investors in the funds and vehicles managed thereby may opportunistically use the proceeds generated from such transactions (or other proceeds available thereto) to purchase additional Shares and/or other equity, debt, notes, instruments or other securities, including derivative securities, of or correlated to the Issuer, whether in open market transactions, privately negotiated transactions or otherwise (collectively, “Securities”). The above referenced transaction will enable the Reporting Persons to increase their beneficial ownership in the Issuer. In furtherance of the foregoing, the Reporting Persons intend to make the necessary filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, so that they will be permitted to acquire additional shares of Common Stock in excess of the current applicable reporting thresholds.
The Reporting Persons will continue to review their investment on an ongoing basis and reserve the right to, from time to time and at any time: (i) acquire additional Securities in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5.  Interest in Securities of the Issuer.
Items 5(a) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 14,040,000 Shares representing approximately 8.55% of the outstanding Shares, based upon the 164,254,275 Shares outstanding as of July 22, 2022, as set forth in the Form 10-Q of the Issuer filed with the SEC on July 27, 2022.
(c)  Other than as set forth in Schedule I to this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.
Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to include the following:
The responses to Items 4 and 5 of this Schedule 13D are incorporated herein by reference.

CUSIP No. G01767105	Page 5 of 6 Pages
SCHEDULE 13D
Certain of the Sarissa Funds have entered into physically settled total return settled swaps (the “Physically Settled Swaps”). The Sarissa Funds have the right, at their election, to settle the Physically Settled Swaps either in cash or shares of Common Stock.  The counterparties to the Physically Settled Swaps are unaffiliated third party financial institutions.

CUSIP No. G01767105	Page 6 of 6 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2022

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/Alexander J. Denner
Alexander J. Denner

Schedule I

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions in the Shares were effected during the past 60 days by the Sarissa Funds:

Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share
10/6/2022	(255,000)*	($22.81)
10/6/2022	255,000**	$22.81
10/7/2022	(262,000)*	($22.13)
10/7/2022	262,000**	$22.13

* denotes transaction in the open market
** denotes transaction pursuant to Physically Settled Swaps